August 23, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4561

Washington, D.C. 20549

Attention: Mark P. Shuman

Re:	Website Pros, Inc.
Form S-4 Registration Statement
File No. 333-144987

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”)  hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement No. 333-144987 (the “Registration Statement”) to become effective at 11:00 A.M. Eastern Standard Time on August 24, 2007 or as soon thereafter as is practicable.  Pursuant to the Commission’s letter dated August 22, 2007, regarding the Registration Statement, the undersigned Registrant further acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE FOLLOWS]

Very truly yours,

Website Pros, Inc.

By:	/s/ Kevin Carney
Kevin Carney
Chief Financial Officer

cc:	James F. Fulton, Jr., Esq., Cooley Godward Kronish LLP
Danielle E. Reed, Esq., Cooley Godward Kronish LLP
Christian Scognamillo, Esq., Stubbs Alderton & Markiles, LLP